EXHIBIT 99.1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. IF YOU ARE IN ANY DOUBT AS TO HOW TO DEAL WITH THE TRANSACTIONS DESCRIBED IN THIS DOCUMENT, YOU SHOULD CONSULT YOUR INVESTMENT ADVISOR, STOCKBROKER, BANK MANAGER, ACCOUNTANT, LAWYER OR OTHER PROFESSIONAL ADVISOR.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the Laws of such jurisdiction. However, WiLAN or its agents may, in WiLAN’s sole discretion, take such action as WiLAN may deem necessary to make the Offer in any jurisdiction and extend the Offer to Shareholders in such jurisdiction.

This Offer has not been approved or disapproved by any securities regulatory authority, nor has any securities regulatory authority passed upon the fairness or merits of this Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is an offence.

September 28, 2011
NOTICE OF EXTENSION AND VARIATION
by

Wi-LAN Inc.

in respect of its
OFFER TO PURCHASE
all of the outstanding Common Shares of

MOSAID Technologies Incorporated

for $38.00 in cash per Common Share

On September 28, 2011, Wi-LAN Inc. (“WiLAN”), by notice delivered to Kingsdale Shareholder Services Inc. (the “Depositary and Information Agent”), extended and varied its offer dated August 23, 2011 (the “Offer”) to purchase, on the terms and subject to the conditions of the Offer, all of the issued and outstanding common shares (“MOSAID Shares”) of MOSAID Technologies Incorporated (“MOSAID”) (together with associated rights issued and outstanding under MOSAID’s Shareholder Rights Plan (“SRP Rights”)), other than any MOSAID Shares owned, directly or indirectly, by WiLAN and its affiliates and including MOSAID Shares that may become issued and outstanding after the date of the Offer but before the expiry time of the Offer upon the exercise of options issued under MOSAID’s Option Plan (“Options”) or other rights to acquire MOSAID Shares (other than SRP Rights) to, among other things, extend the Offer until 5:00 p.m. (Eastern Time) on October 14, 2011, unless the Offer is further extended or withdrawn.

The Offer, as extended and varied, will be open for acceptance until 5:00 p.m. (Eastern time) on October 14, 2011 (the “Expiry Time”), unless the Offer is further extended or withdrawn.

Holders of MOSAID Shares (each, a “Shareholder” and collectively, the “Shareholders”) who have validly deposited (and not withdrawn) their MOSAID Shares to the Offer need take no further action to accept the Offer.

Shareholders who wish to accept the Offer must properly complete and duly execute the letter of transmittal printed on YELLOW paper (the “Letter of Transmittal”) that accompanied WiLAN’s Offer to Purchase and Circular dated August 23, 2011 (the “Offer and Circular”) or a manually signed facsimile thereof and deposit it at or prior to the Expiry Time, together with certificate(s) representing their MOSAID Shares and all other required documents, with the Depositary and Information Agent at its office in Toronto, Ontario specified in the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal.

Alternatively, Shareholders may: (a) accept the Offer by following the procedures for book-entry transfer of MOSAID Shares described under “Manner of Acceptance – Acceptance by Book-Entry Transfer” in Section 3 of the Offer to Purchase; or (b) accept the Offer where the certificate(s) representing the MOSAID Shares are not immediately available, the Shareholder cannot complete the procedure for book-entry transfer of the MOSAID Shares on a timely basis, or the certificate(s) and all other required documents cannot be delivered to the Depositary and Information Agent prior to the Expiry Time, by following the procedures for guaranteed delivery described under “Manner of Acceptance – Procedure for Guaranteed Delivery” in Section 3 of the Offer to Purchase using the notice of guaranteed delivery printed on PINK paper (the “Notice of Guaranteed Delivery”) that accompanied the Offer and Circular or a manually signed facsimile thereof.

Shareholders whose MOSAID Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact that nominee for assistance if they wish to accept the Offer to take the necessary steps to be able to deposit such MOSAID Shares under the Offer. Intermediaries likely have established tendering cut-off times that are up to 48 hours prior to the Expiry Time. Shareholders must instruct their respective brokers or other intermediaries promptly if they wish to tender to the Offer.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their MOSAID Shares directly with the Depositary and Information Agent or if they make use of the facilities of a Dealer Manager or a member of the Soliciting Dealer Group to accept the Offer. However, a broker or nominee through whom a Shareholder owns MOSAID Shares may charge a fee to tender such MOSAID Shares. Shareholders should consult their brokers or nominees to determine whether any charges will apply.

Questions and requests for assistance may be directed to the Depositary and Information Agent or to Canaccord Genuity Corp. or CIBC World Markets Inc. (collectively, the “Dealer Managers”). Contact details for such persons may be found on the last page of this document. Additional copies of this Notice of Extension and Variation, the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from the Depositary and Information Agent or the Dealer Managers at their respective addresses shown on the last page of this document. Additionally, PDF copies of this Notice of Extension and Variation, the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery may be found at the Canadian Securities Administrators’ SEDAR website at www.sedar.com. This website address is provided for informational purposes only and no information contained on, or accessible from, such website is incorporated by reference in this Notice of Extension and Variation unless expressly incorporated by reference.

This Notice of Extension and Variation does not constitute an offer or a solicitation to any person in any jurisdiction in which any such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from, or on behalf of, securityholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, WiLAN or its agents may, in its or their sole discretion, take such action as it or they may deem necessary to extend the Offer to securityholders in any such jurisdiction.

The Depositary and Information Agent for the Offer is:	The Dealer Managers for the Offer are:

Kingsdale Shareholder Services Inc.	Canaccord Genuity Corp.	CIBC World Markets Inc.

NOTICE TO NON-CANADIAN RESIDENTS

The Offer is being made for the securities of a Canadian issuer. The Offer and Circular are subject to, and have been prepared in accordance with, applicable disclosure requirements in Canada. Shareholders should be aware that such requirements are different from those in the United States and may differ from those in other jurisdictions. The Offer is generally not subject to U.S. tender offer rules provided by Rule 14d-1(c).

The enforcement by Shareholders of civil liabilities under United States federal securities Laws or those in other jurisdictions may be affected adversely by the fact that each of WiLAN and MOSAID are governed by the Laws of Canada, that the majority of the officers and directors of each of WiLAN and MOSAID reside in Canada, that the Depositary and Information Agent and some or all of the experts named in the Offer and Circular may be residents of jurisdictions of Canada and that all or a substantial portion of the assets of WiLAN, MOSAID and the other above-mentioned persons are located in Canada. You may not be able to sue WiLAN or its officers or directors in a Canadian court for violations of non-Canadian securities Laws. It may be difficult to compel WiLAN or its officers or directors to subject themselves to a U.S. or your local court’s judgment.

Shareholders in the United States should be aware that the disposition of MOSAID Shares by them as described in the Offer and Circular may have tax consequences both in the United States and in Canada. Such consequences may not be fully described in the Offer and Circular and such Shareholders are urged to consult their tax advisors. See “Principal Canadian Federal Income Tax Considerations” and “United States Federal Income Tax Considerations” in Sections 17 and 18 of the Circular, respectively.

Shareholders in the United States should be aware that WiLAN and its affiliates and any joint actors, directly or indirectly, may bid for or may make purchases of MOSAID Shares during the period of the Offer, as permitted by applicable Canadian laws or provincial laws or regulations.

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE OR OTHER SECURITIES REGULATORY AUTHORITY, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE OR OTHER SECURITIES REGULATORY AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

NOTICE TO HOLDERS OF MOSAID OPTIONS AND OTHER RIGHTS

The Offer is made only for MOSAID Shares and is not made for any Options or other rights (other than SRP Rights) to acquire MOSAID Shares. Any holder of Options or other rights (other than SRP Rights) to acquire MOSAID Shares who wishes to accept the Offer should, subject to and to the extent permitted by the terms of the Option Plan, the terms of any agreement governing such Options or other rights and applicable Law, exercise or convert such Options or other rights in order to obtain certificates representing MOSAID Shares and deposit the MOSAID Shares in accordance with the Offer. See Section 1 of the Offer to Purchase, the “Offer”. Any such exercise or conversion must be completed sufficiently in advance of the Expiry Time to assure the holder of such Options or other rights to acquire MOSAID Shares that the holder will have certificates representing the MOSAID Shares received on such exercise or conversion available for deposit prior to the Expiry Time, or in sufficient time to comply with the procedures described under “Manner of Acceptance – Procedure for Guaranteed Delivery” in Section 3 of the Offer to Purchase.

The tax consequences to holders of Options of exercising their Options are not described in either Section 17 of the Circular, “Principal Canadian Federal Income Tax Considerations” or in Section 18 of the Circular, “United States Federal Income Tax Considerations”. Holders of Options should consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the decision to exercise or convert their Options.

FORWARD LOOKING STATEMENTS

Certain statements contained in the Offer and Circular under “Purpose of the Offer”, “Plans for MOSAID”, “Sources of Funds” and “Acquisition of MOSAID Shares not Deposited Under the Offer”, in addition to certain statements contained elsewhere in this Notice of Extension and Variation, are “forward-looking statements”. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “estimates”, “intends”, “anticipates”, or “believes” or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements of WiLAN to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements, including the risk that any or all conditions of the Offer will not be satisfied. Forward-looking statements are based on estimates and assumptions made by WiLAN in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that WiLAN believes are appropriate in the circumstances. Many of these risks and uncertainties relate to factors that are beyond WiLAN’s ability to control or estimate precisely, such as future market conditions, changes in the regulatory environment and the behaviour of other market participants. WiLAN cannot give any assurance that such forward-looking statements will prove to have been correct.

Accordingly, readers are cautioned not to place undue reliance on WiLAN’s forward-looking statements. WiLAN does not undertake to update any forward-looking information, except as required by applicable securities laws, or to comment on analyses, expectations or statements made by third parties in respect of the Offer, WiLAN or its financial or operating results or its securities.

Nothing contained herein shall be deemed to be a forecast, projection or estimate of the future financial performance of WiLAN or its affiliates, whether before or following the completion of the Offer, or MOSAID unless otherwise stated.

NOTICE REGARDING INFORMATION

The information concerning MOSAID contained in this Notice of Extension and Variation, including all MOSAID financial information contained herein, has been taken from or based upon publicly available documents and records on file with Canadian Securities Regulatory Authorities and other public sources available as at September 27, 2011. The information concerning MOSAID contained in the Offer and Circular, including all MOSAID financial information contained therein, was taken from or based upon publicly available documents and records on file with Canadian Securities Regulatory Authorities and other public sources available as at August 22, 2011. As of the date hereof, MOSAID has not reviewed this Notice of Extension and Variation and has not confirmed the accuracy and statements of the information in respect of MOSAID contained herein. Although WiLAN does not have any knowledge that would indicate that any statements contained herein taken from or based on such information or such documents and records are untrue or incomplete, neither WiLAN nor its directors and officers, assumes any responsibility for the accuracy or completeness of such information or the information taken from or based upon such documents and records, or for any failure by MOSAID to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to WiLAN.

REPORTING CURRENCIES

Unless otherwise indicated, all references to “$” or “dollars” in this Notice of Extension and Variation, the Offer and Circular and the Letter of Transmittal and Notice of Guaranteed Delivery refer to Canadian dollars and all references to “US$” in this Notice of Extension and Variation and the Offer and Circular refer to United States dollars.

CURRENCY EXCHANGE RATE INFORMATION

The following table sets forth the high and low exchange rates for one U.S. dollar expressed in Canadian dollars for each period indicated, the average of the exchange rate for each period indicted and the exchange rate at the end of each such period, based upon the noon buying rates provided by the Bank of Canada:

	Eight Months Ended August 31		Year Ended December 31
	2011	2010	2010	2009	2008
High	1.0022	1.0778	1.0778	1.3000	1.2969
Low	0.9449	0.9961	0.9946	1.0292	0.9719
Rate at end of period	0.9784	1.0639	0.9946	1.0466	1.2246
Average rate for period	0.9750	1.0359	1.0299	1.1420	1.0660

 NOTICE OF EXTENSION AND VARIATION

September 28, 2011

TO:	THE SHAREHOLDERS OF MOSAID TECHNOLOGIES INCORPORATED

By notice delivered to the Depositary and Information Agent on September 28, 2011 and as set forth in this Notice of Extension and Variation, WiLAN has extended and varied its Offer dated August 23, 2011 pursuant to which WiLAN is offering to purchase all of the issued and outstanding MOSAID Shares (together with associated SRP Rights), other than any MOSAID Shares owned, directly or indirectly, by WiLAN and its affiliates and including MOSAID Shares that may become issued and outstanding after the date of the Offer but before the expiry time of the Offer upon the exercise of Options or other rights to acquire MOSAID Shares (other than SRP Rights) for $38.00 in cash per MOSAID Share, upon the terms and subject to the conditions set forth in the Offer and Circular and this Notice of Extension and Variation, to, among other things, extend the Offer until 5:00 p.m. (Eastern Time) on October 14, 2011, unless further extended or withdrawn.

Except as otherwise set forth in this Notice of Extension and Variation, the terms and conditions previously set forth in the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery (the “Original Offer”) continue to be applicable in all respects and this Notice of Extension and Variation should be read in conjunction with the Original Offer. Unless the context requires otherwise, terms not defined herein have the meanings set forth in the Original Offer.  Unless the context otherwise requires, all references to the “Offer”, the “Circular” and the “Offer to Purchase” in the Original Offer and this Notice of Extension and Variation mean the “Offer”, the “Circular” and the “Offer to Purchase”, as amended by this Notice of Extension and Variation.

1.	Extension of the Offer

WiLAN has extended the expiry time of the Original Offer from 5:00 p.m. (Eastern time) on September 28, 2011 to 5:00 p.m. (Eastern time) on October 14, 2011, unless WiLAN further extends the period during which the Offer is open for acceptance pursuant to Section 5 of the Offer to Purchase, “Extension, Variation or Change in the Offer”. Accordingly, the definition of the term “Expiry Time” in the Original Offer is deleted in its entirety and replaced by the following definition:

“Expiry Time” means 5:00 p.m. (Eastern time) on October 14, 2011, unless the Offer is withdrawn or is extended (pursuant to Section 5 of the Offer to Purchase, “Extension, Variation or Change in the Offer”), in which case the Expiry Time shall mean the latest date and time on which the Offer as so extended expires;

In addition, all references to “5:00 p.m. (Eastern time) on September 28, 2011” in the Original Offer are amended to reference “5:00 p.m. (Eastern time) on October 14, 2011” and “Expiry Date” shall mean October 14, 2011.

2.	Recent Developments

Regulatory Approvals

The Offer is subject to the condition that the Competition Act Clearance and the HSR Act Clearance shall have been received, obtained or concluded or, in the case of waiting or suspensory periods, expired or been waived or terminated, each on terms and conditions satisfactory to WiLAN.  The applications and filings for the Competition Act Clearance and the HSR Act Clearance were submitted after the Original Offer was mailed and are proceeding in the ordinary course and we expect to receive the Competition Act Clearance and the HSR Act Clearance prior to the Expiry Time.

Response to MOSAID Directors’ Circular

On September 7, 2011, MOSAID released its directors’ circular (the “Directors’ Circular”) which recommended that Shareholders reject the Offer and not tender their MOSAID Shares to the Offer. WiLAN is disappointed with the recommendation made by the MOSAID Board to reject the Offer.

Core Wireless

The MOSAID Board urged Shareholders to reject the Offer on the basis that MOSAID’s current business plan will deliver superior value. MOSAID’s assertions of superior value are based on:

•	aggressive estimates of future performance from new and unproven programs; and

•
optimistic aspirations for the recently announced  Confidential Royalty Participant Agreement (the “Core Wireless Agreement”) between MOSAID, Core Wireless Licensing S.a.r.l., a recently acquired wholly-owned subsidiary of MOSAID, Nokia Corporation (“Nokia”) and Microsoft Corporation (“Microsoft”), pursuant to which MOSAID will service a portfolio of patents (the “Core Patents”) controlled by Nokia and Microsoft.

A number of important factors regarding the Core Wireless Agreement may negatively affect shareholder value:

•
MOSAID has indicated that it will take 18-24 months following the initiation of a licensing program to realize any revenue from the Core Patents, however, MOSAID will incur immediate and significant levels of cash expenditures to perform its obligations under that Agreement. Furthermore, MOSAID has stated that it “believes” that 4 of the top 5 global cell phone vendors will be unlicensed to these patents by January 2014, implicitly acknowledging that these patents are currently licensed to a substantial number of important cell phone manufacturers (or their suppliers). MOSAID has not indicated to what extent the Core Patents are licensed to any other product manufacturers or the timelines of any such licenses.

•
Although MOSAID is required to fund 100% of the costs of monetizing the Core Patents, it will only receive approximately one third of the gross revenue generated by the Core Patents. Based on MOSAID’s historical margins and returns, as well as significant execution risk, the financial benefits of this arrangement to MOSAID are questionable.

•
MOSAID has quantified the value of the Core Wireless Agreement by stating that future revenues are “conservatively” estimated to be $1 billion, a figure that is based on “anticipated worldwide sales by unlicensed wireless device manufacturers of US$500 billion.” It is not really possible to assess the future revenues that MOSAID may derive from the Core Wireless Agreement based on the disclosure made by MOSAID.  However, the “conservative” estimate of MOSAID has been the subject of inconsistent disclosure.  While the MOSAID’s press release dated September 7, 2011 and the Directors’ Circular relies on a US$500 billion base sales figure for unlicensed wireless device manufacturers, Mr. Lindgren, MOSAID’s President and Chief Executive Officer, subsequently promoted the value of the Core Wireless Agreement based on doubling that amount – a US$1 trillion base sales figure – in a September 9, 2011 interview conducted by a publicist, Investor Channel.tv and made available on that publicist’s website.

•
MOSAID’s assertions regarding the Core Wireless Agreement are strikingly similar to comments it made four and a half years ago in February, 2007 with respect to the acquisition of wireless patents from Agere Systems, Inc. (the “Agere Portfolio”). At that time, MOSAID represented that the licensing revenue from the Agere Portfolio had “the potential to surpass the revenues that MOSAID had earned to date from its DRAM memory patents.” This result has clearly not been achieved. Based on public disclosure, at the time it announced the acquisition of the Agere portfolio, MOSAID had generated over $230 million in revenues from DRAM licensing and significantly more in DRAM bookings. In the intervening four and a half years, based on MOSAID’s financial statements to April 30, 2011, MOSAID has generated less than $50 million in recognized revenue from all communications programs, including the Agere Portfolio despite the minimum US$80 million purchase price of the Agere Portfolio to MOSAID. Despite extolling the benefits of its acquisition of the Agere Portfolio, MOSAID has sued each of Agere Systems Inc. and LSI Corporation with respect to the “breach of certain express warranty and contract provisions of the patent purchase agreement” relating to MOSAID’s purchase of the Agere Portfolio.

•
MOSAID’s disclosure of the Core Wireless Agreement has redacted or neglected to disclose fundamental information that is necessary to enable Shareholders to assess the financial merits and demerits of the agreement. For example:

o
WiLAN believes that the Core Patents may already be licensed to a number of major parties, which would limit future revenue potential of the portfolio. MOSAID’s only public disclosure relating to this matter has been to suggest that MOSAID “believes” that 4 of the top 5 global cell phone vendors will be unlicensed to these patents by January 2014, implicitly acknowledging that these patents are currently licensed to a substantial number of important cell phone manufacturers (or their suppliers. Based on MOSAID’s own disclosure, any revenues from these cell phone vendors, assuming they would pay any amounts without prolonged litigation, would likely only be achieved “within 18 to 24 months of initiating” the related licensing program, i.e. in mid 2015, 2016 or later;

o
MOSAID has redacted disclosure of key financial terms under the Core Wireless Agreement that could have a material effect on shareholder value. These include agreed upon minimum milestone payments, impairments payments and associated maximum liabilities;

o	MOSAID has redacted the description of existing encumbrances in respect of the Core Patents, making it impossible to know the extent to which other parties have claims to possible future revenues; and

o	MOSAID has not disclosed whether Microsoft and Nokia remain available as licensing candidates for other patents in MOSAID’s portfolio.

The Core Wireless Agreement contains a change of control penalty fee of US$5 million (which equates to approximately $0.40 per MOSAID share), which is payable to Nokia and Microsoft if a change of control occurs in the first year of the Core Wireless Agreement. The Core Wireless Agreement includes a change of control provision which, on its face, vests control over the relevant business in the hands of Nokia and Microsoft; Nokia and Microsoft can require the transfer of the Core Patents to a third party on a change of control of MOSAID.  Since Nokia and Microsoft determine whether to terminate the Core Wireless Agreement and trigger the payment of the penalty fee, no potential purchaser of MOSAID can ascribe any value to the Core Wireless Agreement. In the current circumstances, the change of control penalty is clearly designed to interfere with the Offer and has the effect of entrenching management at a cost to Shareholders.

Without further disclosure and clarity about the full financial impact of the Core Wireless Agreement, the amount of cash available to be paid to Shareholders by any potential acquirer, including WiLAN, is likely to be materially and negatively affected. WiLAN’s management currently believes that the Core Wireless Agreement is not attractive from a financial or business perspective, however, the lack of public disclosure of key terms of that agreement make it difficult to arrive at a definitive conclusion.

Although MOSAID’s September 12, 2011 press release purports to provide additional information relating to the Core Patents and the Core Wireless Agreement, such additional information was insufficient to permit Shareholders or WiLAN to be able to appropriately value these transactions.

Alternative Transactions

It is not clear from the Directors’ Circular to what extent MOSAID’s special committee is considering or pursuing alternatives to the Offer that would maximize value for Shareholders.  The Directors’ Circular says that the special committee is considering a range of prospective alternatives to the Offer, but also implies that it will wait to do so until “MOSAID’s Shareholders and the broader market have had a full opportunity to assess the impact of the Core Wireless Acquisition.  Once Shareholders and the broader market have had sufficient time to assess the Core Wireless Acquisition and to communicate their views to MOSAID, the Special Committee will pursue the option that it determines best enhances Shareholder value, which may include an alternative transaction.”

Despite press releases from MOSAID on September 12, 2011 and September 26, 2011, MOSAID has yet to provide any concrete details of any potential or proposed alternative transactions to the Offer.

Given that it has now been 42 days since WiLAN announced its intention to make the Offer, it is surprising that MOSAID does not have more detailed information to disclose to its Shareholders about its special committee’s efforts to seek alternatives to the Offer.

Debenture Offering

On September 8, 2011, WiLAN announced that it has completed its previously announced public offering of $200 million aggregate principal amount of 6.00% extendible convertible unsecured subordinated debentures (the “Debentures”) on a bought deal basis through an underwriting syndicate co-led by Canaccord Genuity Corp. and CIBC World Markets Inc. at a price of $1,000 per $1,000 principal amount of debentures (the “Debenture Offering”).  The offering raised gross proceeds of $200.0 million. A total of 200,000 Debentures were issued at a price of $1,000.00 per Debenture.

On September 12, 2011, WiLAN announced that it has completed the sale of an additional 30,000 Debentures at a price of $1,000 per Debenture for additional gross proceeds of $30.0 million, pursuant to the full exercise of the over-allotment option granted in connection with the Debenture Offering which closed on September 8, 2011. The exercise of the over-allotment option brings the total number of Debentures sold by WiLAN pursuant to its bought-deal Debenture financing to 230,000 and the total gross proceeds to $230.0 million.

Patent Sale

On September 14, 2011, MOSAID announced that it had sold “five patent families” for US$11 million to an unnamed buyer, which patents and applications were “non-strategic” and “not generating current licensing revenues” (the “Patents Sale”). Given the limited disclosure in MOSAID’s announcement relating to the Patents Sale, neither WiLAN nor any other MOSAID Shareholder has been afforded the opportunity to assess fairly the nature or transfer of value of the Patents Sale.  In addition, any similar future transactions would require WiLAN to re-evaluate its Offer in light of the possible negative impact of MOSAID transferring potentially valuable assets.

MOSAID Annual Meeting of Shareholders

On September 22, 2011, MOSAID held its annual meeting (the “MOSAID Meeting”) of persons who held MOSAID Shares on July 25, 2011 (i.e. fully 23 days prior to WiLAN formally announcing that it intended to make the Offer) which MOSAID Meeting was not called with respect to the Offer. In accordance with applicable Laws, persons who purchased MOSAID Shares following July 25, 2011 were not permitted to vote those shares at this MOSAID Meeting and it should be noted that 6,631,091 MOSAID Shares1 (approximately 55.6% of the 11,918,104 MOSAID Shares outstanding at August 3, 2011) traded hands between July 26, 2011 and September 21, 2011 (the day before the MOSAID Meeting), many or all of which MOSAID Shares may have been purchased by new investors who were not entitled to vote any such MOSAID Shares upon any of the matters submitted before the MOSAID Meeting.

At the MOSAID Meeting, among other matters submitted for votes to Shareholders, MOSAID submitted an ordinary course resolution to reconfirm the existence of the Shareholder Rights Plan as it is required to do every 3 years under the rules of the TSX. The existence of the Shareholder Rights Plan was reconfirmed by a vote of 5,920,473 MOSAID Shares representing approximately 49.7% of the MOSAID Shares held at August 3, 2011 and entitled to be voted at the MOSAID Meeting (or approximately 90.3% of the MOSAID Shares held at July 25, 2011 that did vote (in person or by proxy) at the MOSAID Meeting).

MOSAID’s Shareholder Rights Plan

On September 28, 2011, WiLAN applied to the Ontario Securities Commission (the “OSC”) requesting that the OSC promptly hold a hearing to consider cease trading MOSAID’s Shareholder Rights Plan and the SRP Rights issued thereunder.  It is a condition of the Offer that the Shareholder Rights Plan shall have been waived, invalidated or cease-traded.

3.	Variation of the Offer

MOSAID Share Split

MOSAID, in its management information circular dated August 3, 2011 (“MOSAID’s Annual Circular”), provided notice to Shareholders that the annual and special shareholders meeting of Shareholders will be held on September 22, 2011 to consider and approve, among other items, a resolution to amend MOSAID’s articles of incorporation to divide the issued and outstanding MOSAID Shares on a two-for-one basis (the “Stock Split”).  On September 22, 2011, MOSAID announced that the Stock Split had been approved by Shareholders.

As disclosed in MOSAID’s Annual Circular, the MOSAID Board may, in its discretion, decide not to implement the Stock Split and therefore not file any amendment to MOSAID’s articles of incorporation to effect such Stock Split, even if the Stock Split is approved by Shareholders.  MOSAID’s Annual Circular further discloses that the Stock Split may be implemented, in the discretion of the MOSAID Board, at any time prior to MOSAID’s next general annual meeting of Shareholders.

If the Stock Split is implemented prior to the Expiry Time, WiLAN’s offer price of $38.00 per MOSAID Share will automatically be divided by two.

Revised Conditions of the Offer

In light of the recently announced Core Wireless Agreement and Patents Sale, WiLAN has determined that it would be appropriate to amend the conditions of the Offer. Accordingly, WiLAN is varying the Original Offer by adding in Section 4 of the Offer to Purchase, “Conditions of the Offer”, after condition “(s)” the following:

“(t) without limiting the scope of the condition in paragraph (h), WiLAN shall have determined that no covenant, term or condition of the Core Wireless Agreement or the Confidential Share Purchase Agreement between MOSAID and 2011 Intellectual Property Asset Trust (including those covenants, terms and conditions that have not been publicly disclosed as at September 28, 2011) exists, which could, or could reasonably be expected to, have a Material Adverse Effect.

1 Source - Bloomberg

(u) WiLAN shall have determined that the nature and the transfer of value relating to the Patents Sale (including the identity of the patents and patent applications sold by MOSAID) are acceptable to WiLAN.”

Definition of Material Contract

The definition of the term “Material Contract” in the Original Offer is deleted in its entirety and replaced by the following definition:

“Material Contract” has the meaning ascribed thereto in clause (h) of Section 4 of the Offer to Purchase, “Conditions of the Offer”;

4.	Manner of Acceptance

MOSAID Shares may be deposited to the Offer in accordance with the provisions of Section 3 of the Offer to Purchase, “Manner of Acceptance”.

5.	Time for Acceptance

MOSAID Shares which have not already been deposited pursuant to the Offer may be deposited at the office of the Depositary and Information Agent shown in the Letter of Transmittal and on the last page of this Notice of Extension and Variation at or prior to 5:00 p.m. (Eastern time) on October 14, 2011, unless the Offer is further extended or withdrawn.

6.	Take-Up and Payment for Deposited MOSAID Shares

If all the conditions described in Section 4 of the Offer to Purchase, “Conditions of the Offer”, as amended by this Notice of Extension and Variation, have been satisfied or waived by WiLAN at or prior to the Expiry Time, WiLAN will take up and pay for MOSAID Shares validly deposited under the Offer and not properly withdrawn not later than ten days after the Expiry Time. Any MOSAID Shares taken up will be paid for as soon as possible, and in any event not later than the earlier of (i) three Business Days after they are taken up and (ii) ten days after the Expiry Time. Any MOSAID Shares deposited under the Offer after the date upon which MOSAID Shares are first taken up under the Offer will be taken up and paid for not later than ten days after such deposit. See Section 6 of the Offer to Purchase, “Take-Up and Payment for Deposited MOSAID Shares”, for additional detail regarding the take-up and payment for MOSAID Shares deposited under the Offer.

7.	Withdrawal of Deposited MOSAID Shares

Except as otherwise stated in Section 7 of the Offer to Purchase, “Withdrawal of Deposited MOSAID Shares” or as otherwise required by applicable Laws, all deposits of MOSAID Shares under the Offer are irrevocable. Unless otherwise required or permitted by applicable Laws, any MOSAID Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder:

(a) at any time before the MOSAID Shares have been taken up by WiLAN under the Offer;

(b) if the MOSAID Shares have not been paid for by WiLAN within three Business Days after having been taken up; or

(c) at any time before the expiration of ten days from the date upon which either:

(i) a notice of change relating to a change which has occurred in the information contained in the Offer and Circular, a notice of change or a notice of variation, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of WiLAN or of an affiliate of WiLAN), in the event that such change occurs before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer, or

(ii) a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for the MOSAID Shares where the Expiry Time is not extended for more than ten days or a variation consisting solely of a waiver of a condition of the Offer);

is mailed, delivered or otherwise properly communicated (subject to abridgement of that period pursuant to such order or orders or other forms of relief as may be granted by applicable courts or Securities Regulatory Authorities) and only if such deposited MOSAID Shares have not been taken up by WiLAN at the date of the notice.

Withdrawals cannot be rescinded and any MOSAID Shares withdrawn will be deemed not validly deposited for the purposes of the Offer, but may be re-deposited at any subsequent time at or prior to the Expiry Time by following any of the procedures described in Section 3 of the Offer to Purchase, “Manner of Acceptance”.

See Section 7 of the Offer to Purchase, “Withdrawal of Deposited MOSAID Shares”, for additional detail regarding the withdrawal of deposited MOSAID Shares.

8.	Amendment to Original Offer

The Original Offer shall be read as amended in order to give effect to this Notice of Extension and Variation.

9.	Statutory Rights

Securities legislation in the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at Law, one or more rights of rescission, price revision, or to damages, if there is a misrepresentation in a circular or notice that is required to be delivered to Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult a lawyer.

10.	Directors’ Approval

The contents of this Notice of Extension and Variation have been approved, and the sending of this Notice of Extension and Variation to Shareholders and holders of Options has been authorized by the WiLAN Board.

Approval and Certificate of Wi-LAN Inc.

DATED:	September 28, 2011

The contents of this Notice of Extension and Variation have been approved, and the sending, communication or delivery thereof to the holders of common shares of MOSAID Technologies Incorporated has been authorized by the board of directors of Wi-LAN Inc. The foregoing, together with the Offer and Circular, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. In addition, the foregoing, together with the Offer and Circular, does not contain any misrepresentation likely to affect the value or the market price of the securities which are the subject of the Offer.

(Signed) James D. Skippen	(Signed) Shaun McEwan
President and Chief Executive Officer	Chief Financial Officer

On behalf of the Board of Directors of
Wi-LAN Inc.

(Signed) Richard Shorkey	(Signed) Jim Roche
Director	Director

ANY QUESTIONS OR REQUESTS FOR ASSISTANCE MAY BE DIRECTED TO
THE DEPOSITARY AND INFORMATION AGENT:

Kingsdale Shareholder Services Inc.

The Exchange Tower
130 King Street West, Suite 2950
Toronto, Ontario M5X 1E2

North American Toll Free:

1-866-581-1477

Tel: 1 (416) 867-2272
E-mail: contactus@kingsdaleshareholder.com

In addition, questions and requests for assistance may be directed to Canaccord Genuity Corp. or CIBC World Markets Inc., the dealer managers for the Offer at their respective telephone numbers and locations listed below.

Canaccord Genuity Corp.	CIBC World Markets Inc.

161 Bay Street – Suite 3100, Toronto, ON M5J 2S1 Tel: 1 (416) 687-6379 Fax: 1 (416) 869-3876 Email: WILAN.OFFER@canaccordgenuity.com	161 Bay Street, 6th Floor, Toronto, ON M5J 2S8 Tel: 1 (416) 956-6926 Fax: 1 (416) 594-7226 Email: WILAN.OFFER@CIBC.com